Organigram Holdings Inc.

Notice to Reader

These consolidated financial statements are being filed to include statements in the independent registered public accounting firm’s auditor’s report to clarify that the consolidated financial statements have been filed in accordance with International Financial Reporting Standards “as issued by the International Accounting Standards Board”. The changes are being made to comply with the requirements of the United States Securities and Exchange Commission. No other changes have been made to the consolidated financial statements. This notice does not form a part of the consolidated financial statements.

April 26, 2019

ORGANIGRAM HOLDINGS INC.

Consolidated Financial Statements

As at August 31, 2018 and 2017

December 13, 2018

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of OrganiGram Holdings Inc. (“OHI” or the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

Deloitte LLP, appointed as the Company’s auditors by the directors, has audited these consolidated financial statements for the year ended August 31, 2018. Their report follows.

(signed) ‘Greg Engel’	(signed) ‘Paolo De Luca, CPA, CA’

Chief Executive Officer	Chief Financial Officer

Moncton, New Brunswick	Moncton, New Brunswick

Deloitte LLP
1600 – 100 Queen Street
Ottawa ON K1P 5T8
Canada

Tel: 613-236-2442
Fax.: 613-236-2195

www.deloitte.ca

Independent Auditor’s Report
To the Shareholders of
OrganiGram Holdings Inc.

We have audited the accompanying consolidated financial statements of OrganiGram Holdings Inc., which comprise the consolidated statements of financial position as at August 31, 2018 and August 31, 2017, and the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of OrganiGram Holdings Inc. as at August 31, 2018 and August 31, 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants
Liscensed Public Accountants

December 13, 2018
Ottawa, Ontario, Canada

OrganiGram Holdings Inc.
Consolidated Statements of Financial Position
As at August 31, 2018 and August 31, 2017
(Expressed in CDN 000’s except share amounts)

	August 31,	August 31,
	2018	2017
Assets
Current Assets
Cash	$55,064	$1,957
Short term investments (Note 5)	75,000	32,000
Accounts receivable (Note 6)	3,736	4,073
Biological assets (Note 7)	19,858	2,780
Inventories (Note 8)	44,969	2,626
Prepaid expenses (Note 12 and Note 23)	3,372	1,231
Assets classified as held for sale (Note 24)	1,215	-
	203,214	44,667

Property, plant and equipment (Note 9)	98,639	45,346
Deferred charges (Note 12 and Note 23)	714	467
Goodwill (Note 24)	-	2,328
	$302,567	$92,808

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$10,764	$6,259
Current portion of long term debt (Note 10)	421	390
Liabilities classified as held for sale (Note 24)	65	-
	11,250	6,649

Long-term debt (Note 10)	2,877	3,129
Unsecured convertible debentures (Note 11)	95,866	-
Deferred tax liability (Note 13)	7,980	-
	117,973	9,778

Shareholders' Equity
Share capital (Note 12)	157,790	99,704
Reserve for options and warrants (Notes 12)	26,045	3,081
Accumulated deficit	759	(19,755)
	184,594	83,030
	$302,567	$92,808

On Behalf of the Board:

s/Greg Engel Director
s/Peter Amirault Director

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For years ended August 31, 2018 and 2017
(Expressed in CDN 000’s except share amounts)

	August 31,	August 31,
	2018	2017
Revenue
Sales	$11,936	$7,417
Sales recovery (returns) (Note 18)	493	(2,028)
Net sales	12,429	5,389

Cost of sales	4,659	3,311
Indirect production (Note 19)	1,289	4,006
	6,481	(1,928)
Fair value adjustment to biological assets (Note 7)	46,018	(1,369)
Gross margin	52,499	(3,297)

Expenses
General and administrative (Note 22)	5,552	3,276
Sales and marketing	6,303	2,825
Share-based compensation	4,228	1,703
Total expenses	16,083	7,804

Income (loss) from operations	36,416	(11,101)

Financing costs	10,094	264
Investment income	(1,455)	(552)
Income (loss) from continuing operations	27,777	(10,813)

Income tax expense (Note 13)	5,653	-

Net income (loss) from continuing operations	22,124	(10,813)

Loss from discontinued operations (Note 24)	(1,611)	(76)

Net income (loss) and comprehensive income (loss)	$20,513	$(10,889)

Net income (loss) from continuing operations per common share, basic (Note 12(vi))	$0.184	$(0.111)

Net income (loss) from continuing operations per common share, diluted (Note 12(vi))	$0.174	$(0.111)

Net income (loss) from discontinued operations per common share, basic (Note 12(vi))	$(0.013)	$(0.001)

Net income (loss) from discontinued operations per common share, diluted (Note 12(vi))	$(0.013)	$(0.001)

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Consolidated Statements of Changes in Equity
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

			Reserve for
	Number of		Options and	Accumulated	Shareholders'
	Shares	Share Capital	Warrants	Deficit	Equity
	#	$	$	$	$

Balance - September 1, 2016	84,685,102	$50,958	$2,167	$(8,865)	$44,260
Share - based payments (Note 12 (iii))	533,118	788	-	-	788
Exercise of stock options (Note 12 (iii))	237,863	313	(116)	-	197
Exercise of units	47,083	33	-	-	33
Exercise of debentures (Note 12 (iii))	2,071,425	2,900	-	-	2,900
Equity financing (Note 12 (iii))	11,339,000	40,253	-	-	40,253
Equity financing issue costs	-	(2,626)	-	-	(2,626)
Issuance of shares for Trauma Healing Centers (Note 24)	719,424	1,698	-	-	1,698
Exercise of warrants (Note 12 (iv))	3,961,680	5,386	(393)	-	4,993
Share - based compensation (Note 12 (v))	-	-	1,423	-	1,423
Net loss and comprehensive loss	-	-	-	(10,890)	(10,890)
Balance - August 31. 2017	103,594,695	$99,704	$3,081	$(19,755)	$83,030

Share - based payments (Note 12 (iii))	50,000	144	-	-	144
Exercise of stock options (Note 12 (iii))	504,801	1,183	(462)	-	721
Unit financing (Note 12 (iii))	16,428,572	48,711	8,789	-	57,500
Equity financing issue costs (Note 12 (iii))	-	(3,116)	(562)	-	(3,678)
Tax impact of equity issue costs	-	2,332	-	-	2,332
Convertible debenture equity component, net of tax of - $4,659 (Note 12 (iii))	-	-	12,245	-	12,245
Convertible debenture issue costs (Note 12 (iii))	-	-	(1,061)	-	(1,061)
Exercise of debentures (Note 12(iii))	372,324	2,312	(294)		2,018
Exercise of warrants (Note 12 (iv))	4,330,837	6,693	(739)	-	5,954
Share - based compensation (Note 12 (v))	-	-	5,049	-	5,049
Adjustment of issuance of shares for Trauma Healing Centers (Note 24)	(73,291)	(173)	-	-	(173)
Net income and comprehensive income	-	-	-	20,513	20,513
Balance - August 31, 2018	125,207,938	$157,790	$26,045	$759	$184,594

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Consolidated Statements of Cash Flows
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	August 31,	August 31,
	2018	2017
Cash Provided (Used)
Operating Activities:
Net income (loss) from continuing operations	$22,124	$(10,813)
Items not affecting cash
Share based compensation (Note 12)	5,033	2,211
Loss on disposal of property, plant and equipment (Note 9)	39	448
Amortization of deferred financing	9	7
Fair value adjustment to biological assets	(10,736)	351
Depreciation (Note 9)	3,528	1,556
Amortization of convertible debenture discount (Note 11)	4,324	-
Amortization of convertible debenture issue costs (Note 11)	1,559	-
Financing costs	4,201	266
Investment income	(1,455)	(552)
Net change in accounts receivable	337	(2,454)
Net change in biological assets	(6,342)	(764)
Net change in inventories	(42,342)	1,315
Net change in accounts payable and accrued liabilities (Note 2)	3,982	671
Net change in prepaid expenses	(2,169)	(1,518)
Net change in deferred tax liability (Note 13)	5,653	-
Net cash used in continuing operations	(12,255)	(9,276)
Net cash used in discontinued operations (Note 24)	(449)	8
Net cash used in operating activities	(12,704)	(9,268)

Financing Activities:
Proceeds from share issuance (Note 12)	-	40,253
Proceeds from unit financing (Note 12)	57,500	-
Proceeds from convertible debenture issuance (Note 11)	115,000	-
Payment of share issue costs (Note 12)	(3,678)	(2,626)
Payment of convertible debenture issue costs (Note 11)	(7,155)	-
Payment of long-term debt (Note 10)	(388)	(1,997)
Proceeds from long-term debt (Note 10)	159	218
Stock options, warrants and units exercised (Note 12)	6,673	5,224
Financing costs	(4,201)	(266)
Net cash provided by investing activities	163,910	40,806

Investing Activites:
Purchase of short-term investments (Note 5)	(174,200)	(36,000)
Proceeds from short-term investments	131,200	26,775
Investment income	1,455	552
Proceeds on sale of property, plant and equipment (Note 9)	15	294
Acquisition of property, plant and equipment (Note 2 and 9)	(56,435)	(31,174)
Net cash used in investing activities related to continuing operations	(97,965)	(39,553)
Net cash used in investing activities related to discontinued operations (Note 24)	(32)	114
Net cash used in investing activities	(97,997)	(39,439)

Cash Provided (Used)	$53,209	$(7,901)
Cash Position
Beginning of period	$1,957	$9,858
Cash included in disposal group (Note 24)	(102)	-
End of period	$55,064	$1,957

The accompanying notes are an integral part of these Consolidated Financial Statements

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

1.	Nature of Operations

OrganiGram Holdings Inc. is a publicly traded corporation, a Tier II issuer, on the TSX-V with its common shares trading under the symbol “OGI-V”. The address of the registered office of OHI is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Marihuana Medical Access Regulations (“MMAR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine. On August 31, 2018, THC was deemed as an asset held for sale and classified as discontinued operations (Note 24).

OGI was incorporated, under the laws of the Province of New Brunswick, Canada, on March 1, 2013. THC was incorporated under the Canada Business Corporations Act on September 23, 2014. OHI is a federally incorporated company under the Canada Business Corporations Act.

2.	Correction of Immaterial Reclassification Error to Presentation of 2017 Consolidated Statement of Cash Flow

The following immaterial classification error was corrected related to certain statement of cash flow items for 2017:

Net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flow) and net cash used in operating activities were understated by $3,156 and acquisition of property, plant and equipment (shown in the investment activities of the statement of cash flow) were overstated by $3,156. The amounts relate to timing differences between when acquisitions or construction services and product are received and ultimately paid.

A summary of the impacts of the correction of the error for the August 31, 2017 financial statements are presented below.

In thousands of Canadian dollars	August 31, 2017
Operating activities	As reported	Adjustment	As corrected
Net Change in accounts payable and accrued liabilities	$3,827	$(3,156)	$671
Net cash used in operating activities	$(6,112)	$(3,156)	$(9,268)
Investing activities
Acquisition of property, plant and equipment	$(34,330)	$3,156	$(31,174)
Net cash used in investing activities	$(42,595)	$3,156	$(39,439)

3.	Basis of Preparation

(i) Statement of compliance

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

These consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on December 13, 2018.

(ii) Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for biological assets which are measured at fair value, as explained in the accounting policies below.

Historical cost is fair value of the consideration given in exchange for goods and services generally based upon the fair value at the time of the transaction of the consideration given in exchange for assets.

(iii) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries functional currency.

(iv) Basis of consolidation

These consolidated financial statements include the accounts of the Company and subsidiaries, OGI and THC, on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

4.	Significant Accounting Policies

i) Cash and cash equivalents

Cash and cash equivalents includes cash-on-hand and deposits held with financing institutions. The Company considers short-term investments to be investing activity.

ii) Biological assets

While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of income and comprehensive income. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position.

iii) Inventories

Inventories for finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of income and comprehensive income at the time cannabis is sold. Inventory is measured at lower of cost or net realizable value on the statement of financial position.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

iv) Property, plant and equipment Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of buildings, computer equipment and growing equipment. The following useful lives are applied:

Building	25 years
Growing equipment	10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

Assets in process are transferred to the appropriate asset class when available for use and depreciation of the assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

v) Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Refer to Note 4(vii) for a description of impairment testing procedures.

vi) Assets held for sale

Assets and liabilities held for sale are no longer depreciated and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

vii) Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for indicators of impairment. Goodwill is reviewed for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

viii) Financial instruments

Financial instruments consist of financial assets and liabilities and are initially measured at fair value. Financial assets and liabilities are recognized in the consolidated statements of financial position when the Company has become party to the contractual provision of the instruments. The accounting policies for financial instruments are described below and the composition of the Company’s financial instruments and related risks are disclosed in Notes 16 and 17.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

(1) Financial assets

Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss (FVTPL), available-for-sale, held-to-maturity, or loans and receivables as defined by IAS 39 Financial Instruments.

(a) At Fair Value Through Profit or Loss (“FVTPL”)

Assets in this category are derivatives or other assets classified as held-for-trading (i.e. acquired or incurred principally for the purpose of selling or repurchasing in the near term) or designated as FVTPL upon initial recognition subject to meeting certain conditions. After initial recognition, such assets are measured at fair value with changes therein being recognized in profit or loss. The Company has no financial assets that are at FVTPL.

(b) Available For Sale

Assets in this category are non-derivative financial assets that are either designated as available-for-sale or do not fit into one of the other categories. After initial recognition, available-for-sale assets are measured at fair value with changes therein (excluding those attributable to impairment) being recognized directly in other comprehensive income (loss). The Company has no financial assets that are classified as available-for-sale.

(c) Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance are recognized in profit or loss. The Company has cash and accounts receivables which are classified as loans and receivables. (d) Held-to-Maturity Assets in this category are financial assets with known payments and a fixed maturity date. In addition, the Company has the positive intention and ability to hold the financial asset to maturity, other than those initially designated as held-for-trading, available-for-sale, or loans and receivables as explained above. After initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method. The Company’s short-term investments are classified as held-to-maturity financial assets.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

(2) Financial liabilities

Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as FVTPL or other financial liabilities as defined by IAS 39 Financial Instruments.

(a) At FVTPL

Financial liabilities in this category are derivatives or liabilities classified as held-for-trading or designated as FVTPL upon initial recognition subject to meeting certain conditions. After initial recognition, such liabilities are measured at fair value with changes in fair value being recognized in profit or loss. The Company has no financial liabilities at FVTPL.

(b) Other Financial Liabilities

Liabilities in this category are non-derivative financial liabilities that are not classified as held-for-trading. After initial recognition, such liabilities are measured at amortized cost using the effective interest rate method. The Company has accounts payable and accrued liabilities and long-term debt which are classified as other financial liabilities.

(3) Transaction costs

For FVTPL financial assets and liabilities, transaction costs on initial recognition, and thereafter, are included directly in profit or loss. For other categories of financial assets and liabilities, transaction costs are capitalized and included in the calculation of the effective interest rate – i.e. amortized through profit or loss over the term of the related instrument.

(4) Impairment of financial assets

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after initially recognizing the financial asset, the present value of estimated future cash flows determined based on the instrument’s original effective interest rate are lower than the asset’s carrying amount. The financial asset’s carrying amount is reduced through the use of an allowance account. Subsequent recoveries of amounts previously written off are adjusted against the allowance account. Changes in the carrying amount of the allowance account are recognized in earnings or loss.

(5) Compound instruments

The component parts of compound instruments (convertible debt) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual agreements and the definitions of a financial liability and equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or on the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debt, the balance recognized in equity will be transferred to accumulated deficit. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

Transaction costs that relate to the issue of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

(6) Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

ix) Share-based payments

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense in profit or loss over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes pricing model and fair value for Restricted Share Units (RSUs) is determined using the Company’s share price at the grant date.

Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflects the revised estimate.

For stock options granted to non-employees, the expense is measured at the fair value of the good and services received except when the fair value cannot be estimated in which case it is measured at the fair value of the equity instrument granted. Consideration paid by employees or non-employees on the exercise of options is recorded as share capital and the related share-based expense is transferred from share-based reserve to share capital.

x) Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the period. The dilutive effect of warrants and options is calculated using the treasury stock method. The if-converted method which assumes that all convertible debt has been converted if the debt is in-the-money is used to calculate the dilutive effect of convertible debt. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xi) Revenue recognition

Revenue from the sale of cannabis is recognized when the Company has transferred the significant risks and rewards of ownership to the customer, the amount of revenue can be reliably measured and it is probable that the Company will receive the previously agreed upon payment. Significant risks and rewards are generally considered to be transferred when the product leaves the Company’s premises. Revenue from providing services are recognized when the service is performed. Revenue is recognized at the fair value of the consideration received or receivable.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

xii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense (recovery) in profit or loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the period, using tax rates enacted, or substantively enacted, as at the end of the reporting period. Current tax expense (recovery) included in profit or loss reflects the current tax for the reporting period, plus adjustments to the current tax of prior periods, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting period but are only recognized for the proportion probable that sufficient taxable profits will be available for such assets to be recovered.

Deferred tax is not recognized for temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, differences arising on the initial recognition of goodwill.

xiii) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the periods presented.

xiv) Discontinued operations

A disposal group is presented as a discontinued operation if all of the following conditions are met: i) it is a component of the Company for which operations and cash flows can be clearly distinguished operationally and financially from the rest of the Company, ii) it represents a separate major line of business of operations that either has been disposed of or is classified as held for sale; or it is part of a single coordinated plan to dispose of a separate major line of business of operations.

Assets in a disposal group classified as held for sale are presented separately in the consolidated statements of financial position. Discontinued operations are presented separately from continuing operations in the consolidated statements of income (loss) and consolidated statement of cash flows.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

xv) Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates made by management in applying the accounting policies of the Company that have the most significant effect on the financial statements.

(1) Biological assets and inventory

Determination of the fair value of biological assets requires the Company to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales prices, wastage, oil conversion factor and expected yields of the cannabis plant. In determining final inventory values, the Company estimates spoiled or expired inventory in determining net realizable value. Refer to Notes 7 and 8 for further information.

(2) Estimated useful lives of property, plant and equipment

Amortization of property, plant and equipment requires estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(3) Share-based payments

In determining the fair value of options and related expense, the Company makes such estimates as the expected life of the option, the volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 12 for further information.

(4) Warrants

In determining the value of warrants, the Company estimates the value of the common shares, the volatility of the Company’s share price and the risk-free interest rate.

(5) Compound Instruments

In calculating the fair value allocation between the liability component and the equity component of the Company’s unsecured convertible debentures (compound instruments), the Company was required to make estimates and use judgment in determining an appropriate discount rate on the debentures to arrive at a fair value. The identification of convertible debentures’ components is based on interpretation of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of interest on the liability component. The determination of fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments. Refer to Note 11 for further information.

(6) Goodwill

Goodwill impairment testing requires management to make estimates in the impairment testing model. On a quarterly basis, the Company tests whether goodwill is impaired, based on an estimate of its recoverable amount.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

(7) Assets held for sale

Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

xvi) New standards and interpretations adopted

Disclosure Initiative (Amendments to IAS 7)
This amendment was issued on December 18, 2014. The amendment requires entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment was effective for annual reporting periods beginning on or after January 1, 2017.

There has been no effect on the Company’s financial statements.

Amendments to IAS 12 – Income Taxes
This amendment provides clarity on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment was effective for annual reporting periods beginning on or after January 1, 2017.

There has been no effect on the Company’s financial statements.

xvii) New and amended standards issued but not yet effective

IFRS 2 – Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This will be effective for the Company beginning September 1, 2018.

Based on the Company’s preliminary assessment, the adoption of the new standard is not expected to have a significant impact on its consolidated financial statements.

IFRS 9 – Financial Instruments
A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement has been issued and is effective for annual periods beginning on or after January 1, 2018. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition. This new standard supersedes all prior versions of IFRS 9.

Based on the Company’s preliminary assessment, the standard may impact the classification short-term investments and allowance for doubtful accounts and the Company will apply the expected credit loss model to measure impairment. At this time, the adoption of the new standard is not expected to have a significant impact on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018 and must be applied retrospectively. Early adoption is permitted but this will be effective for the Company beginning September 1, 2018.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

The Company reviewed its current and past contracts and at this time has determined the adoption of the new standard is not expected to have a material impact on its consolidated financial statements. However, any binding contracts entered into going forward may have an impact on the timing of revenue recognition if the contracts contain, for example, fixed supply obligations or quantity carry-over provisions.

IFRS 16 – Leases
In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. This will be effective for the Company beginning September 1, 2019.

The Company reviewed its current and past leases. Reclassification of leases for office space and computer hardware will result in the establishment of additional right-of-use assets and lease liabilities on the balance sheet, as well as changes in the timing and presentation of lease-related expenses on the statement of income. The Company is still evaluating the effect of this standard on the consolidated financial statements but expects there will be no material impact.

5.	Short Term Investments

The Company’s short-term investments included the following on August 31, 2018 and August 31, 2017:

		August 31,	August 31,
		2018	2017
Description	Interest %
Maturing December 22, 2017, redeemed	1.19%	$-	$2,000
Maturing December 22, 2017, redeemed	1.19%	-	5,000
Maturing December 27, 2017, redeemed	1.20%	-	5,000
Maturing December 28, 2017, matured	1.46%	-	20,000
Maturing December 21, 2018	1.55%	25,000	-
Maturing August 27, 2019	2.00%	50,000	-
		$75,000	$32,000

All short-term investments are guaranteed investment certificates which are redeemable prior to maturity.

6.	Accounts Receivable

The Company’s accounts receivable included the following as of August 31, 2018 and August 31, 2017:

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	August 31,	August 31,
	2018	2017

Trade receivables	$793	$490
Harmonized sales taxes receivable	2,526	3,066
Accrued investment income	241	318
Government programs	80	48
Rental property	-	36
Other accounts receivable	96	115
	$3,736	$4,073

Included in other accounts receivable is a $75 (August 31, 2017 - $100) promissory note bearing interest at 3% and redeemable on demand.

7.	Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets as of August 31, 2018 are as follows:

	Other
	biological assets	Cannabis on plants	Total

Carrying amount, August 31, 2016	$10	$2,357	$2,367
Add (less) net production costs	(4)	4,940	4,936
Net change in fair value less costs to sell due to biological transformation	-	(104)	(104)
Transferred to inventory upon harvest		(4,419)	(4,419)
Carrying amount, August 31, 2017	$6	$2,774	$2,780
Add (less) net production costs	593	14,357	14,950
Net change in fair value less costs to sell due to biological transformation	-	10,736	10,736
Transferred to inventory upon harvest	-	(8,608)	(8,608)
Carrying amount, August 31, 2018	$599	$19,259	$19,858

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 16), used in determining the fair value of biological assets:

i.	Average selling price per gram – calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

ii.	Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;
iii.

Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.

Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of August 31, 2018, it is expected that the Company’s biological assets will yield 11,035,827 grams (August 31, 2017 – 843,522 grams) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their range of values are noted in the table below:

	+5% change as	+5% change as	-5% change as	-5% change as
	at August 31, 2018	at August 31, 2017	at August 31, 2018	at August 31, 2017
Selling price	$1,208	$279	$(1,208)	$(279)
Yield by plant	963	139	(963)	(139)
Wastage	80	10	(80)	(10)
Post-harvest costs	204	5	(204)	(5)

The fair value adjustment to biological assets consists of the following:

	August 31,	August 31,
	2018	2017
Realized fair value amounts included in inventory sold	$(5,822)	$982
Increase (decrease) in fair value on growth biological assets	51,840	(181)
Adjustment to net realizable value	-	(2,170)
Unrealized fair value gain (loss) on growth of biological assets	$46,018	$(1,369)

8.	Inventories

The Company’s inventory assets include the following as of August 31, 2018 and August 31, 2017:

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	August 31,	August 31,
	2018	2017
Dry Cannabis
Work-in-process	$5,858	$353
Available for packaging	20,536	70
Available for extraction	11,897	911
Packaged Inventory	399	308
Cannabis oil
Concentrate extract	2,451	396
Formulated oil	2,716	229
Bottled oil	247	127
Packaging and supplies	865	232
	$44,969	$2,626

Dry cannabis inventory consists of 7,021,356 grams as of August 31, 2018 (August 31, 2017 – 299,116 grams). Cannabis oil consists of 2,800,178 ml, and 40,355 grams of concentrate as of August 31, 2018 (August 31, 2017 – 192,913 ml and 7,071 grams of concentrate).

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

9.	Property, Plant and Equipment

			Construction	Growing
	Land	Buildings	in Process	Equipment	Other	Total

At August 31, 2016
Cost	$328	$6,767	$-	$5,862	$1,516	$14,473
Acquisitions	1,112	8,400	22,200	2,922	736	35,370
Disposals	-	(1,018)	-	(876)	-	(1,894)
Year ended August 31, 2017	$1,440	$14,149	$22,200	$7,908	$2,252	$47,949

At August 31, 2016
Accumulated Amortization	$-	$(396)	$-	$(521)	$(341)	$(1,258)
Amortization	-	(493)	-	(726)	(332)	(1,551)
Disposals	-	73	-	133	-	206
Year ended August 31, 2017	$-	$(816)	$-	$(1,114)	$(673)	$(2,603)

Net book value, August 31, 2017	$1,440	$13,333	$22,200	$6,794	$1,579	$45,346

At August 31, 2017
Cost	$1,440	$14,150	$22,200	$7,908	$2,304	$48,002
Acquisitions	765	15,536	34,851	4,986	791	56,929
Construction completed	-	17,415	(45,058)	27,609	34	-
Disposals	-	-	-	(10)	(42)	(52)
Included in assets held for sale	-	-	-	-	(165)	(165)
Year ended August 31, 2018	$2,205	$47,101	$11,993	$40,493	$2,922	$104,714
At August 31, 2017
Accumulated amortization	$-	$(816)	$-	$(1,114)	$(726)	$(2,656)
Amortization	-	(1,181)	-	(1,844)	(479)	(3,504)
Disposals	-	-	-	2	6	8
Included in assets held for sale	-	-	-	-	77	77
Year ended August 31, 2018	$-	$(1,997)	$-	$(2,956)	$(1,122)	$(6,075)

Net book value, August 31, 2018	$2,205	$45,104	$11,993	$37,537	$1,800	$98,639

During the year ended August 31, 2018, there were additions of $56,929 in property, plant and equipment (year ended August 31, 2017 - $35,370). Included in the additions was the purchase of land and building located adjacent to the Company’s property, located at 55 English Drive for a purchase price of $2,000. Of the purchase price, $99 was allocated to land based on the market value of the property, and the remainder to building. An additional tract of land was purchased located adjacent to the Company’s property, at 300 Edinburgh Drive for a purchase price of $667. The expansion at 320 Edinburgh Drive was completed consisting of twenty-three additional growing rooms and supporting infrastructure. The expansion of 35 English drive was also completed during the year, consisting of an additional sixteen growing rooms with supporting infrastructure. The remaining capital purchases during the year ended August 31, 2018 relate to the expansion of the facility located at 35 English Drive and other ongoing projects.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

Reconciliation of acquisition of property, plant and equipment to statement of cash flows
In thousands of Canadian dollars

	August 31,	August 31,
	2018	2017
Acquisitions	$56,929	$35,370
Acquisitions related to discontinued operations	(32)	(95)
Land and building exchnaged (non-cash)	-	(945)
Net acquisitions	56,897	34,330
Net change in accounts payable and accrued liabilities related to capital acquisitions	(462)	(3,156)
Acquisition of property, plant and equipment	$56,435	$31,174

10.	Long-term debt

	August 31,	August 31,
	2018	2017

Farm Credit Canada ("FCC") credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 6.20%)	$1,740	$1,960
Farm Credit Canada ("FCC") - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.60%)	1,194	1,318
Business Development Loan - matured May 31, 2017, bearing interest at an interest rate of 7%	-	30
Atlantic Canada Opportunities Agency ("ACOA") - Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	406	262
Deferred financing	(42)	(51)
	3,298	3,519
Less: current portion of long term debt	(421)	(390)
Long-term portion	$2,877	$3,129

The FCC loans are secured by a first charge on 35 English Drive and all of the Company’s other assets. The Company was in compliance with all covenants at August 31, 2018. During the year, an additional $159 was received through the ACOA loan maturing September 1, 2024. Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2019	$421
2020	443
2021	471
2022	498
2023	528
Total	$2,361

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

11.	Unsecured convertible debentures

On January 31, 2018, $115,000 of unsecured convertible debentures were issued. Each convertible debenture has a maturity date of January 31, 2020 (the "maturity date") and bears interest from the date of closing at 6.00% per annum, payable semi-annually on June 30 and December 31 of each year commencing on June 30, 2018. Each convertible debenture is convertible, at the option of the holder, into common shares of the Company ("common shares") at any time prior to the close of business on the earlier of: (i) the business day immediately preceding the maturity date, and (ii) if subject to redemption in the event of a change of control, the business day immediately preceding the payment date, at a conversion price of $5.42 per common share (the "conversion price"), subject to adjustment in certain events and to forced conversion by the Company in accordance with the indenture governing the convertible debentures. The Company may force conversion of the aggregate principal amount of the then outstanding convertible debentures at the conversion price on not less than 30 days' notice should the daily volume weighted average trading price of the common shares be greater than $7.05 for any 10 consecutive trading days. The Company is also required to redeem the debentures at the holder’s option in the event of a change in control at a price equal to 104% of the principal amount plus accrued and unpaid interest.

The Company allocated the gross proceeds from issuance between the estimated fair value of the debt and equity components using the residual method. The Company used an effective annualized discount rate of 15.3%, which resulted in valuation of the debt component before issue costs at $98,095 and the equity component at $16,905.

The debt component is measured at amortized cost. The balance of the debt component as at August 31, 2018 consists of the following:

August 31,
2018

Debentures - maturing January 30, 2020 bearing interest upon maturity at an interest rate of 6.00%	$115,000
Less: allocation to reserve for options and warrants for debenture discount	(16,905)
Amortization of debenture discount	4,324
Less: conversion of debentures (Note 12(iii))	(2,018)
Less: issue costs	(7,155)
Issue costs allocated to equity	1,061
Amortization of issue costs	1,559
95,866
Less: current portion of debentures	-
Long-term portion	$95,866

12.	Share Capital

(i) Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii) Issued share capital

As at August 31, 2018, the Company’s issued and outstanding share capital consisted of 125,207,938 (August 31, 2017 – 103,594,695) common shares with a stated value of $157,790 (August 31, 2017 - $99,704).

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

(iii) Issuances of share capital Share-based payments

On October 12, 2016, the Company issued 437,957 common shares at a share price of $1.37 as share consideration to TGS International LLC (“TGS”) in exchange for a trademark licensing agreement valued at $600,001. As per the terms of the agreement, the shares were released to TGS according to an escrow schedule related to certain calendar and operational milestones. At August 31, 2018, the Company has recorded the current portion of the fee of $133 (August 31, 2017 - $133) as a prepaid expense, and the long-term portion of the fee of $267 (August 31, 2017 - $400) as a deferred charge on the consolidated statements of financial position. For the twelve-month period ending August 31, 2018, $133 (August 31, 2017 - $67) has been amortized to share-based compensation.

On November 1, 2016, the Company issued 70,161 common shares at a share price of $1.72 as share consideration to XIB Consulting Inc. for consulting services performed and recognized an expense of $nil (August 31, 2017 - $120,677) as share-based compensation.

On October 23, 2017, the Company issued 50,000 common shares at a share price of $2.87 as share consideration to a cannabis consultant for services performed and recognized $144 to share capital (August 31, 2017 - $nil).

Exercise of stock options

During the year ended August 31, 2018, 504,801 (August 31, 2017 – 237,863) share options were exercised at an average exercise price of $1.43 (August 31, 2017 - $0.83) for a value of $1,183 (August 31, 2017 - $313) to share capital and a decrease to the reserve for options and warrants of $462 (August 31, 2017 - $116).

Unit financing

On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for a total gross consideration of $48,711 to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consists of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue cost was $3,678 with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These warrants are measured at fair value at the date of grant. In determining the amount of reserve for the warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

Risk free interest rate %	1.6
Expected life of warrants (years)	1.5
Expected annualized volatility %	64.6
Expected dividend yield %	-

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that the warrants granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the warrants. A forfeiture rate of zero percent was used as the Company anticipates all warrants will be exercised.

Convertible debenture financing

On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $16,905 net of deferred tax of $4,435, related to the embedded conversion feature in the convertible debenture (see Note 11). Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $1,061 charged to the reserve for options and warrants.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

Conversion of debentures

On October 25, 2016, the Company issued 2,071,425 common shares at a price per share of $1.40 as conversion of convertible debentures for a value of $2,900 to share capital.

On August 31, 2018, the Company issued 372,324 common shares at a price per share of $5.42 as convertible debentures (Note 11) for a value of $2,312 to share capital and a decrease to the reserve for options and warrants of $294 for a net change of $2,018.

Equity Financing

On December 7, 2016, the Company issued 11,339,000 common shares by way of a bought deal at $3.55 per share for a total gross consideration of $40,253 to share capital.

Acquisition

On June 1, 2017, the Company issued 719,424 shares for the purchase of Trauma Healings Centers Incorporated less an adjustment of 73,291 shares in 2018, for a value of $1,525 to share capital (Note 24).

(iv) Warrants

During the year ended August 31, 2018, 4,330,837 (August 31, 2017 – 3,961,680) warrants were exercised at an average price of $1.38 (August 31, 2017 - $1.26) for a value of $6,693 (August 31, 2017 - $5,386) to share capital and a decrease to the reserve for warrants of $739 (August 31, 2017 - $393).

The following table summarizes the movements in the Company’s warrants:

		Weighted average
	Number	exercise price

Balance at August 31, 2016	8,332,317	$1.28
Granted	47,083	0.71
Exercised/released	(3,961,680)	1.26
Reclassified	(89,095)	0.70
Balance at August 31, 2017	4,328,625	$1.30
Granted	8,214,286	4.00
Exercised/released	(4,330,837)	1.38
Expired	(125,437)	1.35
Balance at August 31, 2018	8,086,637	$4.00

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

(v) Share-based compensation

Stock options

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The following table summarizes the movements in the Company’s outstanding stock options:

		Weighted average
	Number	exercise price

Balance at August 31, 2016	2,742,862	$0.67
Granted	3,918,100	2.03
Exercised	(237,863)	0.83
Cancelled/forfeited	(71,050)	0.38
Balance at August 31, 2017	6,352,049	$1.48
Granted	2,056,648	3.90
Exercised/released	(504,801)	1.43
Cancelled/forfeited	(194,150)	2.43
Balance at August 31, 2018	7,709,746	$2.10

The following is a summary of the outstanding stock options as at August 31, 2018:

	Options Outstanding		Options Exercisable
	Weighted Average
Number Outstanding	Remaining Contractual Life	Range of Exercises	Number Exercisable
at August 31, 2018	(years)	Prices	at August 31, 2018

1,868,416	6.49	$0.30-$0.85	1,516,916
1,561,878	6.42	$0.86-$1.52	573,274
2,020,000	8.42	$1.53-$2.38	795,333
1,270,852	9.10	$2.39-$3.68	303,460
988,600	9.51	$3.69-$5.85	232,700

7,709,746	7.80		3,421,683

Options outstanding have exercise prices that range from $0.30 to $5.85 with a weighted average remaining life of 8 years. Total share-based compensation expense for the year ended August 31, 2018 was $5,033 (August 31, 2017 – $1,703) of which, $4,649 (August 31, 2017 - $1,313) related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to options during the year, the Company used the Black-Scholes option pricing model to establish the fair value of options granted. The following is the range of assumptions for the twelve-month period:

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	August 31	August 31
	2018	2017

Risk free interest rate	1.59% - 2.26%	0.55% - 1.82%
Expected life of options	5.0 -6.5 years	0.55 -10.0 years
Expected annualized volatility	62% -69%	57% -84%
Expected dividend yield	-	-
Forfeiture Rate	8.1% - 15.0%	15.0% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

Restricted share unit plan

Under the Company’s restricted share unit (“RSU”) plan, 2,500,000 RSUs may be granted for up to 10% of the issued and outstanding common shares including options issued under the stock option plan noted above, as approved by the Company’s Board of Directors. The exercise price of any RSU may not be less than the Company’s closing market price on the day prior to the grant of the RSU less the applicable discount permitted by the TSX-V.

The following table summarizes the movements in the Company’s outstanding RSUs:

Number

Balance at August 31, 2017	-
Granted	145,201
Balance at August 31, 2018	145,201

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2018 was $953 (August 31, 2017 - $nil) which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs which is three years. $49 has been recognized as a share-based compensation expense for the year ended August 31, 2018 (August 31, 2017 - $nil).

(vi) Earnings (Loss) per share

Net income (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the years.

Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The reconciliation of the weighted average number of shares for the purposes of diluted earnings per share to the weighted average number of ordinary shares used in the calculation of basic earnings per share is as follows:

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	August 31	August 31
	2018	2017
Weighted average number of shares used in basic earnings per share	120,564,334	97,206,055
Options	3,979,470	-
Warrants	2,308,727	-
Restricted shares units	8,022	-
Weighted average number of shares used in diluted earnings per share	126,860,553	97,206,055

The outstanding number and type of securities that could potentially dilute basic net income (loss) per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased the loss per share (anti-dilutive) are as follows:

	August 31	August 31
	2018	2017
Stock options	7,709,746	6,352,049
Convertible debentures	20,845,387	-
Warrants	8,086,637	4,328,625
	36,641,770	10,680,674

13.	Income Taxes

There are no current income taxes payable or recoverable for the year ended August 31, 2018. A reconciliation of income tax expense at the statutory rate to amounts recorded in the consolidated financial statements for the years ended August 31, 2018 and August 31, 2017 is provided below.

	August 31	August 31
	2018	2017
Income (loss) from continuing operations before income taxes	$27,777	$(10,813)
Statutory rate	29.00%	29.00%

Tax calculated at statutory rate	$8,055	$(3,140)
Non-deductible (non-taxable) items	742	(396)
Difference between current and future tax rates	74	-
Benefit of deductible temporary differences not recognized	(3,165)	3,536
Other	(53)	-
Income tax expense per financial statements	$5,653	-

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

Recognized deferred tax assets and liabilities consist of the following:

	August 31	August 31
	2018	2017
Deferred tax assets are attributable to the following:
Non-capital losses	$8,604	$132
Intangible assets	29	-
Deferred charges	3	-
Share issuance costs	1,657	-
Deferred tax assets	10,293	132
Set-off of tax	(10,293)	(132)
Net deferred tax asset	$-	$-

Deferred tax liabilities are attributable to the following:
Long-term assets	$(1,275)	$(132)
Biological assets	(3,307)	-
Inventories	(10,385)	-
Unsecured convertible debentures	(3,306)	-
Deferred tax liabilities	(18,273)	(132)
Set-off of tax	10,293	132
Net deferred tax liability	$(7,980)	$-

The changes in temporary differences during the years ended August 31, 2018 and 2017 were as follows:

	Net balance at	Recognized in	Recognized	Net Balance at
	August 31, 2017	Profit or Loss	Directly in Equity	August 31, 2018
NCLs	$132	$7,797	$-	$7,929
Intangible assets	-	29	-	29
Deferred charges	-	3	-	3
Share issuance costs	-	-	2,332	2,332
PP&E	(132)	(1,143)	-	(1,275)
Biological assets	-	(3,307)	-	(3,307)
Inventories	-	(10,385)	-	(10,385)
Unsecured convertible debentures	-	1,353	(4,659)	(3,306)
Long term debt	-	-	-	-
Net tax assets (liabilities)	$-	$(5,653)	$(2,327)	$(7,980)

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	Net balance at	Recognized in	Net Balance at
	August 31, 2016	Profit or Loss	August 31, 2017
NCLs	$224	$(92)	$132
Intangible assets	-	-	-
Share issuance costs	-	-	-
PP&E	(221)	90	(132)
Biological assets	-	-	-
Inventories	-	-	-
Unsecured convertible debentures	-	-	-
Long term debt	(2)	2	-
Net tax assets (liabilities)	$-	$-	$-

Deferred tax assets have not been recognized in respect of the following items:

	August 31	August 31
	2018	2017
Deductible temporary differences	$1,467	$4,091
Tax losses	1,219	13,422
	$2,686	$17,513

The non-capital loss carryforwards expire between 2035 and 2038. Deferred tax assets have not been recognized in respect of the amounts listed above because it is not probable that future taxable profit will be available against which the Company and its subsidiaries can utilize the benefits.

14.	Related Party Transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

(i) Transactions and balances with related entities

A debenture to Denaco Group Ltd, a company controlled by the previous Chief Executive Officer, issued in July 2015 for $500,000 through a non-brokered private placement repayable on September 1, 2017, carrying a 9% interest rate, was repaid during the year ended August 31, 2017.

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of the November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the year ended August 31, 2017, these debentures were converted into 110,713 common shares.

During the year ended August 31, 2018, $600 of convertible debentures (issued on January 31, 2018, note 11) were issued to certain directors, management, and other related parties controlled by directors of the Company.

(ii) Management and Board compensation

For the year ended August 31, 2018, the Company’s expenses included $2,094 (August 31, 2017 - $1,058) in salary and/or consulting fees paid to key management personnel. In addition, 1,461,648 options (August 31, 2017 – 2,335,600) were issued for the year ended August 31, 2018 to key management personnel during the period at an average exercise price of $3.63 (August 31, 2017 - $2.02). 129,961 RSUs were also issued to key management personnel for the year ended August 31, 2018.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

15.	Capital Management

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, unsecured convertible debentures and accumulated deficit, which is disclosed in the August 31, 2018 consolidated statement of financial position as $283,758 (August 31, 2017 - $86,549).

The Company manages its capital structure and makes adjustments to it, based on funds available to the Company, in order to fund its start-up costs and the purchase and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change in how the Company defines or manages capital in the year.

16.	Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term debt and unsecured convertible debentures.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates its carrying value and the unsecured convertible debentures have an estimated fair value of $110,329. During the year, there were no transfers of amounts between level 1, 2 and 3.

17.	Financial Risk Factors

The Company is exposed to various risks through its financial instruments, as follows:

(i)

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non- performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $133,800 (August 31, 2017 - $38,030) of cash, short term investments and accounts receivable on the balance sheet.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

As of August 31, 2018, and August 31, 2017, the Company’s aging of trade receivables was approximately as follows:

	August 31,	August 31,
	2018	2017

0-60 days	$353	$400
61-120 days	488	139
	841	539
Less: allowance for doubtful accounts	(48)	(49)
	$793	$490

(ii)

Liquidity risk - The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2018, the Company had $55,064 (August 31, 2017 – $1,957) of cash and working capital of $191,964 (August 31, 2017 - $38,018).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying	Contractual	Fiscal	Fiscal	Fiscal
	Amount	Cash Flows	2019	2020-2021	2022-2023
Accounts payable and accrued liabilities	$10,764	$10,764	$10,764	$-	$-
Long-term debt	3,298	3,342	421	914	1,026
Unsecured converible debentures	95,866	115,000	-	115,000	-
Interest payments	-	-	7,081	3,165	180
	$109,928	$129,106	$18,266	$119,079	$1,206

Accounts payable and accrued liabilities classified as held for sale	$65	$65	$65	$-	$-
	$109,993	$129,171	$18,331	$119,079	$1,206

(iii)	Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2018 pursuant to the variable rate loans described in Note 10. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $29 per year.

18.	Sales Recovery (returns)

The sales recovery (returns) for the year ended August 31, 2018 was a net recovery of $493 (August 31, 2017 – expense of $2,028) primarily due to unused credits previously issued through a client credit program which expired on March 6, 2018.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

19.	Indirect Production

The production cost of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. For the year ended August 31, 2018, $1,289 (August 31, 2017 – $4,006) was expensed as indirect production which included $nil (August 31, 2017 – $1,308) of voluntary recalled product destroyed.

20.	Contingencies

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the law suit to be without merit though they will rigorously defend the action. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased and consumed medical marijuana that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers and were the subject of the Company’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, the Sale of Goods Act and the Food and Drugs Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the Class, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

The March 3, 2017 Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

21.	Segmented Information

The Company operates in two operating segments – production and sale of medical cannabis and patient counselling, operating as THC, and all assets and revenues are located in Canada. THC has been classified as held for sale and discontinued operations at August 31, 2018 (see Note 24). As a result, the production and sale of medical cannabis segment is reflected in the Company’s consolidated statements of financial position and consolidated statements of income and comprehensive income and the patient counselling segment is disclosed separately in Note 24. Patient counselling did not meet the definition of a reportable segment in 2017.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

22.	General and Administrative Expenses

	August 31	August 31
	2018	2017

Wages and benefits	$2,520	$1,677
Office and general	1,465	664
Professional fees	684	391
Depreciation and amortization	509	410
Travel and accommodation	345	101
Utilities	29	33
Total general and administrative expenses	$5,552	$3,276

23.	Licensing and Endorsement Agreement

On October 4, 2016, the Company entered into a Licensing and Endorsement Agreement with Swear Net Inc. (the Trailer Park Boys “TPB”) for an exclusive product and branding partnership. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. At August 31, 2018, the Company has recorded the current portion of the fee of $173 (August 31, 2017 - $122) as a prepaid expense and the long-term portion of the fee of $151 (August 31, 2017 - $67) in deferred charges on the consolidated statements of financial position. The fee will be recognized over the life of the agreement of five years as services are delivered. For the year ended August 31, 2018, $120 (August 31, 2017 - $20) has been amortized to share-based compensation.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met and a royalty payment of 4% of gross revenues generated specifically from the sales and promotion of certain products as set out in the agreement. As of August 31, 2018, these conditions have not been met.

24.	Operations of Trauma Healing Centers

THC offers a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

During the year ended August 31, 2018, the Company completed a measurement period adjustment to reduce share capital by $173 which was applied retrospectively. The Company also recognized an impairment of goodwill of $1,228 (August 31, 2017 - $nil). The impairment of goodwill was due to a recent strategic review recognizing less than anticipated earnings and the receipt of a third -party purchase offer. The sale transaction closed after the reporting date (see Note 25(vi)). The remaining goodwill balance at August 31, 2018 is $927.

During the fourth quarter of 2018, management decided to discontinue operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income.

Operating loss of THC and the loss from re-measurement of assets and liabilities classified as held for sale are summarized as follows:

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

	August 31,	August 31,
	2018	2017
Revenue
Sales	$1,154	$325
Cost of sales	537	155
Gross margin from discounted operations	617	170

Expenses
General and administrative	941	214
Sales and marketing	60	22
Total expenses	1,001	236

Investment income (expense)	1	(10)

Loss from operations	$(383)	$(76)

Loss on remeasurement to fair value less costs to sell	(1,228)
Loss on discontinued operations	$(1,611)	$(76)

The carrying amounts of assets and liabilities in this disposal group are summarized as follows:

August 31
2018

Current Assets
Cash	$102
Accounts receivable	88
Other current assets	9
199

Property, plant and equipment	89
Goodwill	927
Assets classified as held for sale	$1,215

Current Liabilities
Accounts payable and accrued liabilities	$65

Cash flows generated by THC for the reporting periods are summarized as follows:

	August 31,	August 31,
	2018	2017

Operating activities	$(449)	$8
Investing activites	(32)	114
Cash flows from discounted operations	$(481)	$122

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

25.	Subsequent Events

(i) Issuance of stock options

On September 1, 2018, the Company has issued 100,000 employee options to purchase 100,000 common shares of the Company, to employees of OGI, at an exercise price of $6.99 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On October 1, 2018, the Company has issued 85,000 employee options to purchase 85,000 common shares of the Company, to employees of OGI, at an exercise price of $7.50 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On November 1, 2018, the Company has issued 385,000 employee options to purchase 385,000 common shares of the Company, to employees of OGI, at an exercise price of $6.06 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(ii) Conversion of debentures

During September 2018, $7,515 of convertible debentures were converted into 1,386,527 shares of the Company. During October and November 2018, $7,394 of convertible debentures were converted into 1,364,203 shares of the Company.

(iii) Investment in Eviana Health Corporation

On October 2, 2018, the Company along with an institutional strategic investor each participated 50% in a $10 million debenture offering (the “Debenture Offering”) by Eviana Health Corporation (“Eviana” or the “Issuer”), which is a private placement investment.

In connection with completion of the Debenture Offering, Eviana issued 10,000 debenture units (the “Debenture Units”) of the Issuer, maturing 24 months from the closing date, each consisting of (i) $1,000 principal amount of senior unsecured convertible debentures of the Eviana (the “Debenture”); and (ii) one half of one common share (“Common Shares”) purchase warrant of the Issuer (each whole such purchase warrant, a “Warrant”). Each full Warrant shall be exercisable by the holder thereof for 870 Common Shares in the capital of the Issuer (the “Warrant Shares”) at an exercise price per Warrant Share of $1.30 for a period of 24 months from the closing date of the Debenture Offering. The Debentures are convertible into that number of fully paid and non-assessable Common Shares of the Issuer computed on the basis of the principal amount of the Debentures being converted, divided by the conversion price of $1.15 per Common Share at the holder’s option, or upon mandatory conversion at the request of the Issuer in the event that at any time after four months plus one day following the closing date, the daily volume weighted average closing price of the Common Shares on the Canadian Securities Exchange (“CSE”) is greater than $2.15 for any ten consecutive trading days.

The Debentures bear interest at a rate of 10.0% per annum from the date of issue, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2018. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The December 31, 2018, interest payment will represent accrued interest for the period from the closing date to December 31, 2018. Upon conversion of the Debentures, the holder shall also receive a cash payment amount equal to the accrued and unpaid interest on the principal amount being converted up to, but excluding, the applicable date of conversion, as well as a cash payment equal to the additional interest amount that such holder would have received if it had held the Debentures for a period of one year from the date of conversion, provided such period does not extend beyond the maturity date.

OrganiGram Holdings Inc.
Notes to the Consolidated Financial Statements
For the years ended August 31, 2018 and 2017
(Expressed in CDN $000’s except share amounts)

(iv) Investment in Hyasynth Biologicals Inc.

On September 13, 2018, the Company entered into a strategic investment in convertible secured debentures (the "Debentures"), to be purchased in three tranches and valued in the aggregate at $10 million, of Hyasynth Biologicals Inc. ("Hyasynth"), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis. Pursuant to a debenture purchase agreement dated as September 13, 2018, (the "Debenture Purchase Agreement") among Hyasynth, Organigram and certain other investors purchasing debentures concurrently with Organigram (the "Investors"), Organigram has purchased $5 million in secured convertible 8% debentures, and Organigram will purchase up to an additional $5 million of Debentures of Hyasynth in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain funding milestones and the satisfaction of certain other customary closing conditions.in respect of tranches two and three. Under the terms of the Debenture Purchase Agreement, the principal amount of the outstanding Debentures (but not interest) are convertible from time to time into common shares of Hyasynth at the option of the holder. In addition, in certain circumstances described in the Debenture Purchase Agreement, the principal amount of outstanding Debentures (but not interest) shall be automatically converted into common shares of Hyasynth upon the occurrence of certain events. Each such conversion will be at the various conversion prices applicable to each tranche of Debentures specified in the Debenture Purchase Agreement, which such conversion prices shall be subject to adjustment in accordance with the terms and conditions of the Debenture Purchase Agreement. If not converted, the principal amount of the Debentures, accrued interest, and other amounts payable thereunder mature on August 31, 2023, unless such maturity is accelerated in accordance with the provisions of the Debenture Purchase Agreement. Upon conversion, and if fully converted, the Hyasynth common shares issued to Organigram would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion. Organigram also has been granted certain investor rights and board representation. Organigram and the other Investors have been granted a security interest over the assets of Hyasynth as security for Hyasynth's obligations under the Debentures.

(v) Sale of Trauma Healing Centers

On October 16, 2018, the Company sold Trauma Healing Centers (THC) to Harvest Medicine (HMED). HMED is a wholly-owned subsidiary of VIVO Cannabis Inc. (VIVO). HMED acquired 100% of the issued and outstanding shares of THC from the Company. The total purchase price for the shares was $1,200, satisfied by the issuance of 864,678 common shares in the capital of VIVO at a price per share equal to the ten-trading day volume weighted average price immediately prior to the closing of the transaction.

(vi) Investment in alpha-cannabis Pharma GmbH

On October 17, 2018, the Company announced that it has, through its wholly-owned subsidiary 10870277 Canada Inc. (the "Purchaser" or "OGI"), executed an investment agreement dated as of October 10, 2018 with alpha-cannabis® Pharma GmbH ("Alpha-Cannabis Germany" or "ACG") pursuant to which the Purchaser will acquire 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625,000. The closing is subject to certain formalities of a regulatory nature.